Rock Resources Inc.

#910 - 510 Burrard Street Vancouver, B.C. V6C 3A8

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

02 JUN 26 AM 11:34

CDNX RCK

02042128

June 10, 2002

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated June 10, 2002
Pursuant to News Release Dated June 7, 2002

Enclosed please find Form 27 as noted above.

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Yours truly,

Thomas J. Kennedy

Thomas J. Kennedy, B.Comm., LL.B.
President

Encl.

cc: Canadian Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dw 6/26

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

June 7, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

June 7, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

The Company has negotiated a private placement financing comprised of 500,000 Units at $1.50/unit, for gross proceeds of Cdn$750,000. Each unit is comprised of two common shares and two common share purchase warrants.

Item 5 **Full Description of Material Change**

Private Placement: Further to the private placement announcement on April 19, 2002, management is pleased to report that the Company has renegotiated the private placement financing. The private placement financing is now comprised of 500,000 Units at $1.50/unit, for gross proceeds of Cdn$750,000. Each unit is comprised of two common shares and two common share purchase warrants (one warrant referred to as an "A" Warrant and one warrant referred to as a "B" Warrant). Each A warrant will entitle the Purchaser to acquire one common share at a price of $1.00 until June 30, 2003. Each B warrant will entitle the Purchaser to acquire one common share at a price of $1.50 until November 30, 2003. All warrants will be non-transferable. The proceeds of this financing will be used for general working capital, current obligations and development of mineral properties. The regulatory filing process has commenced as this private placement is subject to regulatory approval. A further news release will be issued upon regulatory approval and share issuance. All shares issued further to this private placement will have a four month hold from date of issue. A finder's fee may be payable in connection with this private placement.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Thomas J. Kennedy
President

Telephone: (604) 688-3304
Fax: (604) 682-6038

Address: Rock Resources Inc.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

June 10, 2002
(date)

"Thomas J. Kennedy"

(signature)

Thomas J. Kennedy

(name)

President
(position)

Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.